EXHIBIT 99.1

MorphoSys and Galapagos announce U.S. Antitrust Clearance for global license agreement for MOR106 with pharma partner

Mechelen, Belgium and Planegg/Munich, Germany; 12 September 2018; 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) and MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) announced today the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) in connection with the worldwide, exclusive license agreement with Novartis Pharma AG, entered into on July 19, 2018, for the development and commercialization of their joint program MOR106 (the Collaboration Agreement).

The Collaboration Agreement became effective on 10 September 2018, upon the expiration of the applicable waiting period under the HSR Act, and the related EUR 95 million upfront payment by Novartis to MorphoSys and Galapagos became payable. Additional details regarding the collaboration with Novartis can be found in MorphoSys's and Galapagos's press releases, dated as of July 19, 2018.

About MOR106 and the antibody collaboration of Galapagos and MorphoSys
MOR106 is an investigational fully human IgG1 monoclonal antibody designed to selectively target IL-17C, currently being developed for treatment of inflammatory diseases. MOR106 arises from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise. Galapagos has provided the disease-related biology including cellular assays and targets discovered using its target discovery platform, specifically IL-17C for MOR106, and has performed the clinical development of MOR106. MorphoSys has contributed its Ylanthia antibody technology to generate fully human antibodies directed against the target and contributed full CMC development of this compound.

About MorphoSys
MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys's two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys's proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 675 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contact

MorphoSys AG
Alexandra Goller, Associate Director Corporate Communications & IR
Jochen Orlowski, Associate Director Corporate Communications & IR
Dr. Claudia Gutjahr-Loeser, Investor Relations Officer
Tel: +49 (0) 89 / 899 27-404
investors@morphosys.com

Galapagos
Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Galapagos forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, MOR106, statements regarding potential future payments to be made to Galapagos under a licensing agreement for MOR106. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that expectations regarding the further development of MOR106 in moderate-to-severe atopic dermatitis, including the intended targeting of IL-17C, and potential additional indications, potential future payments to be made to Galapagos under a licensing agreement for MOR106, as well as Galapagos' expectations regarding the MOR106 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing clinical research programs may not support registration or further development of MOR106 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partners for MOR106, MorphoSys and Novartis), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.